Mail Stop 4561


								September 27, 2005


By U.S. Mail and facsimile to (212) 401 1024

David P. Warren
Chief Financial Officer
The Nasdaq Stock Market Inc.
One Liberty Plaza
New York, NY  10006

Re:	The Nasdaq Stock Market Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
	File No. 000-32651

Dear Mr. Warren:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Cost of Revenues, page F-12

1. We note your disclosure that Nasdaq Financial Products` revenues are recognized when earned. Please tell us and in future filings disclose the terms of your licensing agreements and how your revenue recognition policy for these revenues is consistent with SAB Topic 13.

2. Please provide us with your analysis pursuant to EITF 99-19 as it relates to the presentation of your Nasdaq Market Center and Nasdaq
Market Services Subscriptions revenues for the periods presented. In future filings please describe the critical elements of these revenues and how they impact your application of EITF 99-19 in your
Critical Accounting Policies disclosures in MD&A.

Note 9 - Goodwill and Intangible Assets, page F-27

3. We note your disclosure on page F-28 that both technology and customer relationships intangible assets are being amortized over a ten-year estimated average useful life. Please tell us how you determined the estimated average useful lives of each of these intangible assets. In your analysis, address points raised in your discussion of Risk Factors regarding competition, rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products, and changing customer demands.

Note 18 - Segments, page F-38

4. We note that your MD&A contains significant disclosure regarding operations and revenues for your Corporate Client Group and Nasdaq Financial Products lines of business. Please tell us whether you consider the Corporate Client Group and Nasdaq Financial Products lines of business to be separate operating segments. Tell us what management reports are regularly reviewed by your chief operating decision maker and how your organizational structure supports your determination of operating and reportable segments. Please refer to paragraphs 10 - 15 of SFAS 131.



5. If you consider your Corporate Client Group and Nasdaq
Financial
Products to be operating segments, please provide us with your analysis supporting the aggregation of these two operating segments into the Issuer Services reportable segment. Please refer to paragraphs 16 and 17 of SFAS 131.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 2 - Basis of Presentation, page 4

6. Please tell us and in future filings describe the nature and terms of the Limitation of Liability Rule and its effect on your accounting policies and reporting considerations. Tell us how this change in liability impacts your measurement and timing of revenues recognized and whether you incur a contingent liability as a result of the provisions of this new rule.

Note 4 - Acquisition of Instinet Group, page 8

7. We note your disclosure on page 8 that you expect the acquisition of Instinet to be dilutive to Nasdaq`s stockholders for up to 12 months. Please tell us and in future filings explain your basis for this disclosure. Describe the significant contributors to the dilutive effect and the changes in these factors after the 12 months that will result in the acquisition being accretive.

8. We note that you present the warrants issued in conjunction with the proposed acquisition of Instinet as mezzanine equity on your Balance Sheet. Please tell us the terms of the warrants and provide us with your analysis supporting the financial statement presentation.

9. Please tell us how you considered the provision that reverts the
$240 million of convertible notes to the original terms if the acquisition of Instinet does not occur in your analysis for concluding that the restructuring was a substantial modification of terms under EITF 96-19.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

David P. Warren
The Nasdaq Stock Market Inc.
September 27, 2005
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